ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF FEBRUARY 28, 2019

DATE, TIME AND PLACE: On February 28, 2019 at 1:00 p.m. at Avenida Brigadeiro Faria Lima, 3.500, 4º andar, in the city and state of São Paulo.

CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM:The totality of the members, with the registered participation of the Director Amos Genish via conference call, as permitted by the provision in item 6.7.1 of the Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

1.

Approved: (i) the change of the major newspaper used for the publications required by Law No. 6,404/76, which will be the “O Estado de S. Paulo” newspaper; and (ii) the consequent amendment to the Policy for the Disclosure of Material Acts and Facts, disclosed as Attachment I. These changes will come into effect right after the announcement to stockholders is published in the excerpt from the minutes of the Annual General Stockholders’ Meeting, of April 24, 2019, under the terms of Article 289, paragraph 3 of Law No. 6,404/76.

2.	Approved the update of the Corporate Governance policy, which will come into effect to read as provided in the Attachment II.

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all.São Paulo (SP), February 28, 2019. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Alfredo Egydio Setubal, Amos Genish, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations

ATTACHMENT I

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23    A Publicly Listed Company NIRE 35300010230

POLICY FOR THE DISCLOSURE OF MATERIAL ACTS OR FACTS

SUMMARY

1.	GENERAL PRINCIPLES
1.1.	Scope
1.2.	Disclosure and Trading Committee

2.	MATERIAL ACT OR FACT
2.1.	Definition
2.2.	Examples
2.3.	Concrete cases
2.4.	Announcement to the market

3.	DUTIES AND RESPONSIBILITIES REGARDING THE DISCLOSURE OF A MATERIAL ACT OR FACT
3.1.	Duties and responsibilities of the Investor Relations Officer
3.2.	Bound persons
3.3.	Duties and responsibilities of Bound Persons
3.4.	Duty of confidentiality (subitem 6.2)
3.5.	Projection of results

4.	PROCEDURES FOR PREPARATION AND DISCLOSURE OF A MATERIAL ACT OR FACT
A)	Procedures for preparation
4.1.	Participants
4.2.	Standard for disclosure document
B)	Procedures for disclosure
4.3.	Recipients of the disclosure and bodies in charge
4.4.	Simultaneous disclosure
4.5.	Timing of disclosure
4.6.	Suspension of trading
4.7.	Case for non-disclosure of a material act or fact
4.7.1.	Immediate disclosure
4.8.	Rumors
4.9.	Means and form of disclosure
4.10.	Persons authorized to comment on the content of a material act or fact

5.	DISCLOSURE OF INFORMATION REGARDING QUARTERLY, SEMIANNUAL AND ANNUAL RESULTS
5.1.	Information regarding results
5.2.	Preliminary information or advance disclosure

6.	MECHANISMS FOR CONTROLLING THE CONFIDENTIALITY OF INFORMATION RELATING TO A MATERIAL ACT OR FACT
6.1.	Purpose
6.2.	Duty of confidentiality

7.	ADHERENCE TO THE POLICY
7.1	Form of adherence and body in charge

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8.	CONTROLLED COMPANIES
8.1.	Policy for the disclosure of material acts or facts by publicly listed companies controlled by the Company

9.	POLICY VIOLATIONS
9.1.	Sanctions
9.2.	Reporting of violations

1.	GENERAL PRINCIPLES

Scope

1.1. This Policy for the Disclosure of Material Acts or Facts (“POLICY”) establishes the guidelines and procedures to be complied with regarding the disclosure of material acts or facts and the observance of confidentiality regarding such information prior to its disclosure, in accordance with CVM Instruction No. 358, dated January 3 2002, with the objective of ensuring the disclosure to the competent authorities and to the market in general of complete and timely information regarding any material acts and facts relating to the company, as defined in subitem 2.1., guaranteeing equity and transparency in such information to all interested parties, free of any privilege for some to the detriment of others.

Disclosure and Trading Committee

1.2. In connection with this POLICY, it will be the responsibility of the Disclosure and Trading Committee, constituted as provided for in the Company’s Securities Trading Policy:

a)	to advise the Investor Relations Officer;

b)	to review it, recommending applicable amendments to the Board of Directors;

c)	to decide on any questions regarding the interpretation of its wording;

d)	to take all necessary measures for the disclosure and dissemination thereof, including among the Company’s employees;

e)	to analyze the content of any materials provided for meetings with investors and analysts (road shows), conference calls and public presentations containing information about the Company;

f)

to assist the Investor Relations Officer in the investigation of and decision associated with cases of violation, bringing breaches before the Integrity and Ethics Committee and the Board of Directors, as applicable;

g)	to analyze the content of replies to any official enquiries from regulatory and self-regulatory bodies; and

h)	to propose solutions to the Investor Relations Officer in connection with cases of omission or exceptions.

2.	MATERIAL ACT OR FACT

Definition

2.1. The term material will be applied to any decision of a controlling stockholder, any resolution taken by a general stockholders’ meeting or by any area of company management, or any other act or fact of a political and administrative, technical, business or economic and financial nature occurring in or related to the company’s business (“Material Information”), which may materially interfere with:

2.1.1. the price of securities issued by the Company or indexed to the same;

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2.1.2. the decision of investors to buy, sell or hold such securities; or

2.1.3. the decision of investors to exercise any of their rights as holders of securities issued by the Company or indexed to the same.

Examples

2.2. The following are examples of material acts or facts, to the extent that they can result in any of the above-mentioned effects:

2.2. 1.the celebration of any agreement or contract for altering the stockholding control of the company, even if the efficacy of such agreement or contract is conditional;

2.2.2. any change in the control of the Company, including by means of the signing of, amendment to or termination of a stockholders’ agreement;

2.2.3. the signing of, amendment to or termination of a stockholders’ agreement to which the Company is a party, directly or indirectly, or which has been registered in the Company’s records;

2.2.4. the entry or withdrawal of a stockholder that is party to an operational, financial, technological or administrative contract or arrangement with the Company;

2.2.5. authorization for the trading of the Company’s securities in any market, domestic or foreign;

2.2.6. a decision to de-list the company;

2.2.7. an incorporation, merger or spin-off involving the Company or any affiliated company(ies);

2.2.8. a change in the composition of the Company’s net worth;

2.2.9. the acquisition or divestment of a material investment;

2.2.10. the reorganization or winding-up of the Company;

2.2.11. a change in the accounting principles adopted by the Company;

2.2.12. a debt renegotiation;

2.2.13. the approval of a stock option plan;

2.2.14. a change in the rights and privileges of the securities issued by the Company;

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2.2.15. stock split or reverse stock split or the payment of stock dividends;

2.2.16. the acquisition of Company shares to be held as treasury stock, or the cancellation or sale of shares thus acquired;

2.2.17. the Company’s profits or losses, and the cash distribution of earnings;

2.2.18. the signing or termination of a contract or the failure to sign the same, when expectations of the execution thereof are public knowledge;

2.2.19. the approval of, change in or cancellation of a project, or delays in the implementation of the same;

2.2.20. the initiation, resumption or suspension of the sale of a product or provision of a service;

2.2.21. the discovery of, change in or development of a technology or Company resources;

2.2.22. changes in the forecasts previously disclosed by the Company; and

2.2.23. application for or granting of extrajudicial intervention, a filing for bankruptcy or the filing of a legal suit capable of affecting the Company’s economic and financial situation.

Concrete cases

2.3. In addition to the examples described above, it is the duty of the management and the executive officers involved, of the Investor Relations Officer and, if necessary, the Company’s Disclosure and Trading Committee, to analyze concrete situations that may arise in the course of their operations, always taking into consideration their materiality, concreteness or strategic importance in order to verify if these situations represent material acts or facts or otherwise.

Announcement to the market

2.4. Should the Company deem it necessary to disclose information with characteristics other than those described in subitem 2.1, such disclosure may be made by means of an announcement to the market. Among others, examples of an announcement to the market are:

2.4.1. clarifications to requests for information from the Brazilian Securities and Exchange Commission—CVM and/or B3 (previously BM&FBOVESPA);

2.4.2. disclosure of an acquisition or sale of a material stockholding interest pursuant to CVM Instruction No. 358/02;

2.4.3. public presentations to analysts and market agents;

2.4.4. conference call on the Company’s quarterly results;

2.4.5. monthly disclosure of trading in Company’s shares for treasury within the scope of the Company’s Buy-Back Program; and

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2.4.6. information that the Investor Relations Officer deems necessary or useful to disclose to the market despite not being required by the regulations.

3.	DUTIES AND RESPONSIBILITIES REGARDING THE DISCLOSURE OF A MATERIAL ACT OR FACT

Duties and responsibilities of the Investor Relations Officer

3.1. It is the duty of the Investor Relations Officer to:

3.1.1. disclose and communicate to the markets and to the appropriate authorities (subitem 4.3., “a”) any material act or fact occurring in or related to the Company’s business;

3.1.2. ensure the widespread and immediate disclosure of any material act or fact;

3.1.3. disclose the material act or fact simultaneously in all markets where the Company’s securities are traded;

3.1.4. provide the appropriate authorities, when requested, with any additional information in connection with the material act or fact disclosed; and

3.1.5. in the event of situations as in the preceding subitem or in the occurrence of an atypical oscillation in the quotation, price or quantity negotiated of securities issued by the Company or those indexed to the said securities, question the persons that have access to material acts and facts with the purpose of investigating if they are aware of information that should be disclosed to the market.

Bound persons

3.2.	The following persons shall be deemed Bound Persons and subject to the POLICY:

a)

direct or indirect controlling stockholders with exclusive or shared control, officers, members of the Board of Directors, members of the Fiscal Council and of any bodies with technical or advisory functions entrusted to them by the Company’s bylaws;

b)	the members of the statutory bodies of companies (i) that directly or indirectly control the Company; and (ii) in which the Company is the sole direct or indirect controlling stockholder;

c)

any person that, by virtue of their job, duties or position in the Company, in its controlling stockholders or in its controlled companies or affiliates may have knowledge regarding Material Information;

d)

the spouse or partner or any other dependent included in the Income Tax Annual Adjustment Statement of the persons listed in letters “a” and “b”, including during the six (6)-month period after the date of their resignation or dismissal;

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e)

persons listed in letters “a”, “b”, “c” of this subitem who leave the Company or companies in which the Company is the sole controlling stockholder, for a period of six (6) months from the date of such leave; and

f)

the former management members of the company or its direct or indirect controlled companies who had been expatriated, as well as their respective spouses or partners and any other dependents included in the Income Tax Annual Adjustment Statement, including for a period of six (6) months after the date of the dismissal from the company to which they were expatriated.

3.2.1. The following are equivalent to Bound Persons:

a)

managers of investment portfolios and funds, companies or other institutions or entities of which Bound Persons are the sole quotaholders or stockholders or whose business decisions such Persons may be able to influence;

b)	any legal entity directly or indirectly controlled by the Bound Persons; and

c)	any person that may have had access to information regarding any material act or fact, whether or not through any Bound Person.

Duties and responsibilities of Bound Persons

3.3. The Bound Persons referred to in letter “(a)” and “(b)” of subitem 3.2, and only they, shall:

3.3.1. report to the Investor Relations Officer or, in his/her absence, to the Company’s CEO, any material act or fact which may come to their knowledge; and

3.3.2. report to the CVM, after having heard the Disclosure and Trading Committee, any material act or fact of which they have knowledge, in the event that the Investor Relations Officer fails to comply with his or her duty to disclose.

Duty of confidentiality (subitem 6.2)

3.4. Bound Persons shall keep confidential any information relating to a material act or fact until the disclosure of the same to the market, in accordance with subitem 6.2., as well as take measures to ensure that their subordinates and third parties in their confidence do so as well, standing jointly and severally liable with them in the event of non-compliance.

3.4.1. Any Bound Person that, inadvertently, communicates a material act or fact to an unrelated party prior to the disclosure of the same to the market, shall report immediately the unauthorized communication to the Investor Relations Officer, in order that he/she may take the appropriate measures.

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Projection of results

3.5. The Company will disclose the projections, on an annual basis, of value drivers on the Reference Form, conference calls on results and the Management Discussion and Analysis Report (MD&A). The schedule for the disclosure of the projections will be determined based on management expectations.

3.5.1. Any changes in the projections will be disclosed as material act or fact and updated in the Company’s Reference Form;

3.5.2. The Company will disclose the projections on the Investor Relations website (www.itau.com.br/relacoes-com-investidores), to CVM and to B3 (previously BM&FBOVESPA).

3.5.3. The Financial Department may review the contents of analysts’ reports, so as to avoid the circulation of data or information that is already publicly known to be incorrect or inaccurate.

4.	PROCEDURES FOR PREPARATION AND DISCLOSURE OF A MATERIAL ACT OR FACT AND AN ANNOUNCEMENT TO THE MARKET

A) Procedures for preparation

Participants

4.1. The document disclosing the material act or fact or announcement to the market shall be prepared by the Investor Relations Department in cooperation with the Corporate Legal Department, and with the departments involved in the operations originating the said disclosure. The document shall be duly reviewed by the General Director, by the Vice President or by the Officer of the department involved and by an Officer from the Legal Department and approved by the Investor Relations Officer. Every material act or fact should be sent for examination by the Disclosure and Trading Committee.

Standard for disclosure document

4.2. The document disclosing the material act or fact or announcement to the market should be clear and precise and use language easily understandable by the investing public.

B) Procedures for Disclosure

Recipients of the disclosure and bodies in charge

4.3. The department in charge of corporate affairs will disclose, under the supervision of the Investor Relations Officer, the material act or fact, with priority and simultaneously:

a) to the CVM, to B3 (previously BM&FBOVESPA), to the SEC (U.S. Securities and Exchange Commission), to the NYSE (New York Stock Exchange), and, as the case may be, to any other stock exchanges and over-the-counter markets; and

b) to the market in general, as explained in subitem 4.9.

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4.3.1. Subsequent to this disclosure, the person designated by the Investor Relations Officer may disclose the material act or fact to the market by means of e-mail and by posting it on the Investor Relations website, at which time the Press Office can also disclose it. The Press Office is the office responsible for maintaining contact with the media in general and talking with journalists.

Simultaneous disclosure

4.4. Any material act or fact reported by any means of communication or in meetings with industry associations, investors, analysts or any other specific audience, in Brazil or abroad, should be simultaneously disclosed to the market(s) where the Company’s securities have been authorized to trade (subitem 3.1.3).

Timing of disclosure

4.5. The disclosure of a material act or fact or an announcement to the market should be made preferably after trading hours in those stock exchanges and over-the-counter markets where the Company’s securities have been authorized to trade. Where disclosure is necessary prior to the opening of the trading session, this should be made whenever possible at least one (1) hour before opening.

4.5.1. If the securities issued by the Company have been authorized to trade simultaneously in markets in different countries, disclosure of the material act or fact or the announcement to the market should be made, whenever possible, outside trading hours in all countries; in the event of incompatibility, the trading hours of the Brazilian market shall prevail.

Suspension of trading

4.6. Should it be imperative that the disclosure of a material act or fact take place during trading hours, provided that the request is made simultaneously, the Investor Relations Officer may request the domestic and foreign stock exchanges and over-the-counter markets to suspend trading in securities issued by the Company or indexed to the same for as long as it takes to adequately disclose the Material Information.

Case for non-disclosure of a material act or fact

4.7. Material acts or facts may exceptionally not be disclosed if the controlling stockholders or management consider that such disclosure will put the legitimate interests of the Company at risk.

Immediate disclosure

4.7.1. The Investor Relations Officer will immediately disclose the material act or fact referred to in subitem 4.7 if control over the Material Information is lost, if there is any atypical fluctuation in the price or trading volume of the securities issued by the Company or indexed to the same, or if the CVM or the SEC orders the disclosure.

4.7.1.1. Where appropriate, the Investor Relations Officer shall provide any necessary explanations to the stock exchanges.

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Rumors

4.8. The Company shall not comment on any rumors in the market concerning it, except if such rumors materially affect the prices of its securities, or in response to official enquiries from regulatory or self-regulatory bodies.

Means and form of disclosure

4.9. Such market disclosure as is required by law will be made through the publication:

a) on the website www.rededivulgacao.com.br (news portal having a page on the Worldwide Web that maintains a free-access section providing the information in full); or

b) in the newspaper “O Estado de S. Paulo”.

4.9.1. The material act of fact will also be disclosed on the Investor Relations website (www.itau.com.br/relacoes-com-investidores) and may be disclosed using the following means:

a) e-mail;

b) conference call;

c) public meeting with trade entities, investors, analysts, or other interested parties, in Brazil or abroad;

d) announcements to the press (press releases);

e) social media; and

f) news distribution mechanisms (newswires).

4.9.2. Disclosure through newspaper announcements (subitem 4.9, “b”) may be done in summary form, provided that it indicates the Internet addresses where the complete information is available for those interested, with content at a minimum identical to that sent to the entities referred to in letter “a” of subitem 4.3.

4.9.3. The material act or fact shall be disclosed internally for the general knowledge of all.

Persons authorized to comment on the content of a material act or fact

4.10. The Investor Relations Officer, or the person(s) indicated by him, or, in the absence of the latter, the person(s) indicated by the Company’s CEO, shall be the only persons authorized to comment on, explain or provide more detail regarding the content of a material act or fact.

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5.	DISCLOSURE OF INFORMATION REGARDING QUARTERLY, SEMIANNUAL AND ANNUAL RESULTS

Information regarding results

5.1. The Investor Relations Officer should determine and advise the market, with advance notice compatible with market standards, of the dates on which the quarterly, semiannual and annual results, duly audited, will be announced.

Preliminary information or advance disclosure

5.2. Notwithstanding the dates established in subitem 5.1 for announcing results, the Disclosure and Trading Committee may, according to opportunity and convenience:

a) approve the disclosure of as-yet unaudited preliminary information regarding the Company’s quarterly, semiannual or annual results; or

b) approve advance disclosure of the Company’s duly audited quarterly- semiannual or annual results.

5.2.1. Quarterly- semiannual or annual results or statements disclosed shall be prepared in compliance with market-accepted accounting standards.

6.	MECHANISMS FOR CONTROLLING THE CONFIDENTIALITY OF INFORMATION RELATING TO A MATERIAL ACT OR FACT

Purpose

6.1. The mechanisms for controlling the confidentiality of Material Information are intended to effectively preserve the confidentiality of such information until it is disclosed to the appropriate authorities and to the market.

Duty of confidentiality

6.2. Bound Persons should keep confidential any Material Information until the disclosure thereof, and take care that such confidentiality is respected, making reference to the matter only to persons where there is a strict need for such persons to be cognizant thereof.

6.2.1. Bound Persons should maintain the means in which the Material Information is stored and transmitted (e-mails, files etc.) secure, preventing any type of unauthorized access, as well as restricting the sending of information to third parties in an inadequately protected manner. The Material Information should always be discussed in places that are restricted and not accessible to the public.

6.2.2. Bound Persons shall emphasize the responsibility and duty of confidentiality to those that are cognizant of undisclosed Material Information, underscoring the fact that such information should not be subject to comment even with their own family members.

6.2.3. The list of Bound Persons with cognizance of the information prior to its disclosure should be attached to the process which originated the material act or fact.

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6.2.4. Any Bound Person that leaves the organization, or that ceases to be involved in the transaction or project to which the Material Information refers, shall continue to be bound by their obligation of confidentiality until such time as such information is disclosed to the appropriate authorities (subitem 4.3, “a”) and to the market.

6.3. The company has an Internal Information Security Policy in which information is classified in accordance with the confidentiality and protection necessary for the following levels: Restricted (for example, a material fact), Confidential, Internal and Public. For this reason, the requirements related to the business, the sharing or restriction of access to information and the impact in the event of improper use of information should be considered.

7.	ADHERENCE TO THE POLICY

Means of adherence and authority in charge

7.1. Bound Persons shall signal their adherence to the POLICY by signing a specific declaration (Attachment 1) at the time they are hired, appointed, promoted or transferred, or become aware of any material act or fact, in which they declare that they are aware of the terms of the POLICY and are committed to comply with the same.

7.1.1. Bound Persons mentioned in item 3.2, “c”, shall adhere to the POLICY and will be nominated by their respective executives, at least in the position of officer. The Compliance Department will validate, on an annual basis, the persons nominated by the Conduct Committees.

7.1.2. The registration of the Bound Persons will be the responsibility of the Compliance Department.

8.	CONTROLLED COMPANIES

Policies for the disclosure of material acts or facts by publicly listed companies controlled by the Company

8.1. Publicly listed companies that are controlled solely by the company and lack a policy of their own for the disclosure of material acts or facts should adhere to this POLICY, which will be considered to be the material act or fact disclosure policy of such companies for the purposes of compliance with CVM Instruction No. 358, dated January 3, 2002. The material acts or facts relating to such controlled companies should be disclosed in accordance with the terms of this POLICY.

9.	POLICY VIOLATIONS

Sanctions

9.1. Failure to comply with the POLICY will render the violator subject to disciplinary sanctions, according to the Company’s internal rules and to those provided for in this item, without prejudice to the applicable administrative, civil or criminal sanctions.

9.1.1. It will be the responsibility of the Investor Relations Officer, with the assistance of the Disclosure and Trading Committee, to investigate cases of POLICY violation, observing the following:

a) the persons referred to in letters “a” and “b” of subitem 3.2 will be subject to the sanctions resolved upon by the Investor Relations Officer, with the assistance of the Disclosure and Trading Committee; and

b) the persons referred to in letter “c” of subitem 3.2 shall be subject to the sanctions of warning, suspension or dismissal for just cause, according to the gravity of the violation.

Reporting of violations

9.2. Any person who adheres to the POLICY and becomes aware of any violation of the same must immediately report the fact to the Disclosure and Trading Committee

This Policy was amended by the Board of Directors on February 28, 2019.

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ITAÚ UNIBANCO HOLDING S.A. POLICY FOR THE DISCLOSURE OF MATERIAL ACTS OR FACTS	ATTACHMENT 1

TERM OF ADHERENCE FOR CONTROLLING STOCKHOLDERS, MANAGEMENT

MEMBERS AND MEMBERS OF STATUTORY BODIES

..............................................[name and CPF].................................., the undersigned, in the capacity of a person subject to compliance with CVM Instruction No. 358/02, hereby adheres to the POLICIES FOR THE DISCLOSURE OF MATERIAL ACTS OR FACTS and TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling stockholder ITAÚSA—INVESTIMENTOS ITAÚ S.A. and by its controlled companies ITAÚ CORPBANCA, INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A.—ARRENDAMENTO MERCANTIL, having herein received a copy of such policies.

You declare cognizance of their terms and of CVM Instruction No. 358/02 and undertake to fully comply with them.

You further declare:

(i) To be aware that the dates provided for in Attachment A to the Securities Trading Policies will be set annually and that any infractions arising from the violation of said policies will result in the application of the following measures: (i) a warning sanction for the first two infractions (constituting recidivism upon the second infraction) and (ii) depending on the gravity of the infraction, a sanction to be resolved upon by the Company’s Board of Directors.

(ii) To be aware of the fact that any sanctions arising from a violation of said Policies for the Disclosure of Material Acts or Facts and Trading Securities will be resolved upon by the Investor Relations Officer with the assistance of the Disclosure and Trading Committee.

That you will report to the Company should there be any changes in the information on your spouse or partner of whom you are not judicially or extrajudicially separated and on any other dependent included in the Income Tax Annual Adjustment Statement within a period of up to fifteen (15) days after the date of the change.

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ITAÚ UNIBANCO HOLDING S.A. POLICY FOR THE DISCLOSURE OF MATERIAL ACTS OR FACTS	ATTACHMENT 1

TERM OF ADHERENCE FOR EMPLOYEES

I, the undersigned, in the capacity of a person subject to compliance with CVM Instruction No. 358/02, hereby adhere to the POLICIES FOR THE DISCLOSURE OF MATERIAL ACTS OR FACTS and TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling stockholder ITAÚSA—INVESTIMENTOS ITAÚ S.A. and by its controlled companies ITAÚ CORPBANCA, INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A.—ARRENDAMENTO MERCANTIL, having herein received a copy of such policies.

I declare cognizance of their terms and of CVM Instruction No. 358/02 and undertake to fully comply with them.

I further declare to be aware that the dates provided for in Attachment A to the Securities Trading Policies will be set annually.

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ATTACHMENT II

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

CORPORATE GOVERNANCE POLICY

1.	PURPOSE

This Policy consolidates the Corporate Governance principles and practices adopted by Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”).

The foundation stone of Itaú Unibanco’s Policy is the search for excellence in Corporate Governance, strengthening and creating the best conditions for the development of Itaú Unibanco and that of its subsidiaries.

The Policy ties in with the Bylaws, the Internal Charters of the Board of Directors and of other statutory bodies and Committees, and other internal regulations of Itaú Unibanco in such a way as to reflect and consolidate the existing structures for protecting the interests of the stockholders and the market.

2.	TARGET PUBLIC

This policy applies to Itaú Unibanco and its subsidiaries in Brazil or overseas, as applicable.

The operating companies with shares listed on a stock exchange have their own rules of Corporate Governance.

3.	INTRODUCTION

Corporate Governance is the system through which companies and other organizations are conducted, monitored and motivated.

Itaú Unibanco’s Corporate Governance involves the management and monitoring of the relationships between the Company, the Board of Directors and Committees related to it, the Executive Board, the Independent Auditor, the Fiscal Council, its stockholders, the market and other stakeholders.

Good Corporate Governance practices contribute to Itaú Unibanco`s longevity and add value to the Company, its stockholders and society as a whole.

4.	EXTERNAL RULES

Itaú Unibanco is a financial institution with shares listed on two stock exchanges: B3 S.A. – Brasil, Bolsa, Balcão (B3) and the New York Stock Exchange (NYSE). In the case of the latter, trading takes place through depositary receipts (ADRs).

As a financial institution, the Company is subject to the rules of the National Monetary Council (CMN) and to the rules and inspection of the Central Bank of Brazil (BACEN).

As a listed company with shares traded on the above mentioned stock exchanges in Brazil and the United States, it is subject to the rules and oversight of the local authorities that regulate the respective capital markets: the Brazilian Securities and Exchange Commission (Comissão de ValoresMobiliários—CVM) and Securities and Exchange Commission (SEC) respectively, including the rules relative to Corporate Governance.

In addition, as a holding company, controlling a range of companies acting in various segments of the market, it includes under its conglomerato subsidiaries which are subject to the rules of the respective regulatory and self-regulatory authorities (if signatories) for these sectors, such as, among others, the Brazilian Federation of Banks (FEBRABAN), the National Council of Private Insurance (CNSP), Superintendency of Private Insurance (SUSEP), the Complementary Pension Superintendence (PREVIC), the Brazilian Financial and Capital Markets Entities Association (ANBIMA) and the Brazilian Association of Listed Companies (ABRASCA). In addition, the subsidiaries that engage in activities subject to inspection in other countries are supervised by the respective local regulatory bodies.

In Brazil, one of the principal regulations applicable to Itaú Unibanco reflects the adherence to B3’s Corporate Governance Level 1 listing, to which the Company signed up on a voluntary basis in 2001. Pursuant to Level 1 listing rules, Itaú Unibanco must adopt differentiated practices of Corporate Governance, such as greater transparency in disclosure to the market, maintenance of a minimum free float and share dispersion via public offerings of shares, respecting the interests of the minority stockholders. In addition, Itaú Unibanco is a signatory to the ABRASCA’s Code of Self-Regulation and Good Practices for Publicly-Held Companies and is constantly evolving its Corporate Governance practices, acting beyond the contents of regulatory and self-regulatory standards.

In the United States, Itaú Unibanco is subject to the Sarbanes-Oxley Act of 2002, and also the NYSE and SEC requirements applicable to foreign issuers, among them the necessity of establishing an Audit Committee and validation of the Company’s internal controls and financial statements.

5.	GUIDELINES

Itaú Unibanco’s vision is to be the leading bank in sustainable performance and customer satisfaction.

For Itaú Unibanco, sustainable performance is to create shared value for employees, clients, stockholders and society, ensuring the longevity of the business.

One of the ways of creating value to stockholders is the adoption of best practices of Corporate Governance, a continuous and long-term process focused on the Company’s sustainable performance.

6.	MAIN ROLES AND DUTIES

Senior management encompasses the General Stockholders’ Meeting and the following bodies: Board of Directors, Executive Board, Fiscal Council as well as the committees directly related to the Board of Directors, namely the Strategy Committee, the Nomination and Corporate Governance Committeemittee, the Personnel Committee, Risk and Capital Management Committee, Related Parties Committee, Social Responsibility Committee, Compensation Committee and the Audit Committee, the latter two also being statutory committees.

The above mentioned committees maintain a relationship with the Board of Directors, being their members elected or nominated by this body, with the purpose of creating the conditions for the uniform handling and systemization of matters of strategic relevance and control of Itaú Unibanco. The Board of Directors and the Committees operate as joint bodies, seeking to arrive at a consensus through dialogue and the systemic view which characterize Itaú Unibanco’s management.

The process for appointing those who will make up the Board of Directors and the Executive Board of the companies of the Itaú Unibanco Conglomerate in Brazil and overseas should be based on the appointment, in each company, of management members that directly or indirectly perform the activities related to their corporate purpose or supporting activities.

6.1.	General Stockholders’ Meetings

The supreme body of the Company is the General Meeting, which brings stockholders together, either on an ordinary or extraordinary basis, through a convening notice as called for under law.

The Annual General Stockholders’ Meeting is held in the first four months of every year, for examination, discussion and voting of the financial statements reported by management, decision on the allocation of the net income for the fiscal year, payout of dividends and election of members to the Board of Directors and the Fiscal Council. The Extraordinary General Meeting is held when convened to decide on key matters which are not the exclusive responsibility of the Annual General Meeting.

6.2.	Board of Directors and its Committees

Operating as a joint body, the Board of Directors is a mandatory body in a listed company. Among other duties, it is incumbent on the Board to provide general guidance on the Company’s business, elect the members of the Executive Board and supervise its management. It is incumbent on the Executive Board to exercise operational and executive functions in line with the guidelines established by the Board of Directors.

The structure, composition and powers of the Board of Directors are enshrined in the Bylaws of Itaú Unibanco and its rules for functioning are established in the Internal Charter. In order to promote the renovation of members on the Board of Directors, the Corporate Bylaws of Itaú Unibanco provides for the ineligibility to the Board of Directors of people more than 70 years of age.

6.2.1. Independent Member of the Board of Directors

The independence of the Board Members is designed to safeguard the Company’s interests and those of its minority stockholders, to foster the debate of ideas eventually different to those of the Directors related to the controlling group. In this context, the Internal Charter of the Board of Directors rules that the independent members may meet to examine specific themes relevant to the Company, reporting to the Chairman or Co-chairmen of the Board on the matters discussed and any suggestions on measures to be adopted.

An independent member is characterized as a person that has neither a commercial relationship nor any other relationship with the Company, with a company under the same control, with the controlling shareholding group or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view.

In this context for example a person may not be deemed independent if they:

- hold either a direct or indirect stake in the capital stock of the Company or any other company controlled by it or under common control, equal or higher than five percent (5%);

- are included in a stockholders’ agreement or is connected to the controlling shareholding group, directly or indirectly (through a corporate entity or due to family member ties(*));

- are or have been in the past two years an employee or officer of the Company, of a controlling stockholder or of a company under the same control or whose family member(*) is or has been an officer of the Company, of a controlling stockholder or a company subject to the same control;

- are or have been (or whose family member(*) is or has been) in the past two years the responsible technician, partner, officer, manager, supervisor or any other member, with a managerial function, of the team involved in external auditing work for the Company or for a company subject to the same control.

The Nomination and Corporate Governance Committee shall vouch for the independence of the member, the said Committee’s examination not necessarily being restricted to the limits or the relationships exemplified above.

(*) Family members are spouses, blood relatives or by direct or collateral affinity to the second degree.

6.2.2. Committees directly related to the Board of Directors

The structure, composition and powers of the Committees are detailed in their internal charters.

a) Strategy Committee

Within the scope of the Board of Directors, the Strategy Committee has as its main duty the discussion of relevant matters and those of a significant impact.

b) Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee’s main duty is to monitor the governance of the Company, especially in relation to matters concerning the Board of Directors.

c) Personnel Committee

The Personnel Committee is responsible for deciding the principal guidelines with respect to policies for people adopted by the Company.

d) Risk and Capital Management Committee

It is incumbent on the Risk and Capital Management Committee to support the Board of Directors in the performance of their responsibilities relative to the management of risks and capital of the Company, submitting reports and recommendations on these themes for the resolution of the Board.

e) Related Parties Committee

The purpose of the Committee is to analyze the transactions between Related Parties in given circumstances, assuring equality and transparency of these transactions in such a way as to guarantee stockholders, investors and other stakeholders that the Itaú Unibanco employs the best practices of Corporate Governance.

f) Social Responsibility Committee

The scope of the Social Responsibility Committee is to define strategies to strengthen the Company`s corporate social responsibility and monitor the performance of the social institutions related to it and the initiatives directly carried out by the Company.

g) Compensation Committee

The Compensation Committee, a statutory body instituted by the General Meeting in 2012, covers the definitions and discussions on compensation policies of the Itaú Unibanco Conglomerate. In the light of the growing discussions on the compensation of management members of financial institutions and in order to adhere to best governance practices in effect both domestically and internationally, it is incumbent on the Compensation Committee to promote and ensure discussions by the Board of Directors on matters related to compensation.

h) Audit Committee

A statutory body established by the General Meeting in 2004, the Audit Committee is only required for institutions authorized to operate by BACEN and for companies under the supervision of the SUSEP that are part of the Itaú Unibanco Conglomerate. The Audit Committee reports to the Board of Directors. This Committee fully meets the provisions of CMN Resolution No. 3198/2004, CNSP Resolution No. 321/2015, the Sarbanes-Oxley Act and the NYSE norms, in these latter cases where applicable to foreign private issuers.

Pursuant to its Internal Charter, approved by the Board of Directors, it is incumbent on the Audit Committee to supervise: (i) the internal controls and risk management processes; (ii) the internal audit activities; and (iii) the activities of the independent audit companies for the Itaú Unibanco Conglomerate.

Itaú Unibanco`s subsidiaries abroad shall comply with the minimum governance requirements determined by the Company for these bodies in the international units.

6.3 Fiscal Council

The Fiscal Council is an independent management body composed of three (3) to five (5) members elected in the General Meeting to supervise the activities of management. The composition, work, duties and responsibilities of the Fiscal Council are established in its Internal Charter.

6.4. Executive Board

The management and representation of Itaú Unibanco shall be the responsibility of the Executive Board, to be made up of at least five (5) and at most thirty (30) members, including the positions of Chief Executive Officer, General Director, Director Vice President, Executive Officer and Officer, as determined by the Board of Directors.

Pursuant to CMN and BACEN standards, the Board of Directors shall appoint, from among the members of the Executive Board, representatives to stand before authorities, stockholders, and the public in general.

6.5 Other Committees and Commissions

In addition to the Committees related to the Board of Directors, the Company has joint bodies to resolve upon specific matters.

7.	STOCKHOLDERS’ RIGHTS

7.1.	Dividends Policy

Since 1980, Itaú Unibanco has maintained as its dividend distribution policy the monthly payout of dividends and complementary semi-annual and annual payments.

Every fiscal year, stockholders are entitled to receive as a mandatory dividend, an amount of not less than twenty-five percent (25%) of net income determined in the same fiscal year, adjusted by the reduction or addition of the amounts specified in items “a” and “b” of subsection I of Article 202 of Corporate Law and pursuant to subsections II and III of the same legal provision.

In addition to the mandatory dividend, the Board of Directors may (i) propose to the Annual General Stockholders’ Meeting the payout of dividends calculated on the basis of retained earnings, revenue reserves and, in some cases, capital reserves and (ii) establish the payment of interest on capital. Payment of interim dividends or interest on capital is an integral part of the mandatory dividend for the fiscal year. The amounts paid per share as dividends and/or interest on capital are the same for common and preferred shares.

In this context, the Board of Directors approved the payout of a minimum of 35% of the annual recurring net income, and the percentage to be distributed may change every year based on the Company’s profitability and capital demands, always considering the minimum distribution set forth in the Bylaws.

The Stockholder Remuneration Policy may be found on the Investor Relations website (www.itau-unibanco.com.br/ri > Itaú Unibanco > Corporate Governance > Rules and Policies).

7.1.1.	Dividend Reinvestment Program

The Dividend Reinvestment Program (PRD) was launched in 2004, permitting the automatic investment of the dividends in the purchase of preferred or common shares. Any stockholder may participate in the PRD as an Itaú Unibanco S.A. current account holder, whether they are an individual or corporate entity.

Itaú Unibanco’s PRD was the first CVM registered and approved dividend reinvestment program of a Brazilian company, presenting the following advantages for Itaú Unibanco’s stockholders: (i) it offers a safe, efficient, systematic and organized share purchase alternative; (ii) allows the combination of individual share purchase offers with the offers of all the other stockholders of the same company which have adhered to the PRD, enabling an increase in investment volume and consequently a reduction in brokerage fees, if compared to a regular acquisition of shares; and (iii) it promotes a gradual increase in the interest in the capital stock of the Company and in distributed dividends.

7.2.	Tag Along

The Tag Along is a minority stockholder defense mechanism (those stockholders not part of the controlling group) which assures them a minimum price to be paid for their shares in an eventual sale of control of the Company.

Brazilian corporate legislation requires that, in the event of the sale of a listed company, the acquiring party must make a public offering for the acquisition of the common shares of the non-controlling stockholders at a minimum price equal to eighty percent (80%) of the amount paid per share to the controlling group. A General Meeting of Itaú Unibanco, held in 2002, extended to the holders of preferred shares the same tag along right. Thus, at Itaú Unibanco, the tag along is a right granted not only to the holders of common shares (as prescribed in law), but also to the holders of the preferred shares.

8.	TRANSPARENCY

8.1.	Investor Relations

The prime objective of the Investor Relations department (IR) is to transparently and accessibly disseminate information on Itaú Unibanco on which an investment in shares and securities of its own issue can be based. Its role is to establish a communication channel between the company’s management and the members of the domestic and international financial community, always seeking to create long-term value to stockholders. The Investor Relations department (IR) carried out a combination of activities that should contribute to the fair evaluation of the company, enabling the investing public to take proper investment decisions.

8.1.1	Communication Channels

•	Apimec meetings: public presentations held in different regions in Brazil since 1996.

•	Investor Relations website – can also be accessed via tablet and smartphone (www.itau-unibanco.com.br/ri);

•	E-mail Alert:

Through the registration in the Investor Relations website: www.itau-unibanco.com.br/ri

•	Investor Relations app (Itaú IR): Presentations overseas;

•	Conference calls for quarterly results, in Portuguese and English;

•	Reports about the Company and its performance (for example, Consolidated Annual Report, Reference Form and Integrated Report), available on the Investor Relations website.

8.1.2	Related documents:

•	Investor Relations Policy;

•	Investor Relations Code of Conduct;

•	Disclosure of Material Information Policy; and

•	Policy for Trading Itaú Unibanco Holding S.A. Securities

8.3. Disclosure of Material Information Policy, Securities Trading Policy and Disclosure and Trading Committee

Itaú Unibanco established additional requirements beyond those set forth by the CVM Instruction No. 358, such as: (i) barred acquisition or divesture of securities before a period of one hundred and eighty (180) days from the last divesture or acquisition, respectively, in a Stock Exchange or Over the Counter transaction; (ii) barred lease of securities; and (iii) barred offering of stock call or put options, sale of stocks in the Forward Market, and trading of stocks on the Futures Market.

In addition to the adoption of the Disclosure and Trading Policies, Itaú Unibanco has once again gone beyond the scope of the CVM requirements to establish, with best Corporate Governance practices in mind, a specific committee for policies management: the Disclosure and Trading Committee, made up of members of the Board of Directors and Executive Board. Its duties covers a range of internal initiatives for improving information flow and safeguarding the ethical conduct of its management and staff members, signatories to the policies.

8.4.	Operating Rules for Treasury

In 2004, following a broad-based national and international survey of best Corporate Governance practices, Itaú Unibanco became the first Brazilian company to adopt, on a voluntary basis, Operating Rules for the Trading of Shares for Treasury (“Rules”). These Rules now govern trading in shares issued by Itaú Unibanco on stock exchanges where its shares are eligible for trading.

Among the benefits of adopting these Rules, the highlights are the reduction in operational, financial and strategic risk, the creation of an internal culture for these operations in the capital markets, the reduction in the possibility of market concentration or improper price fixing, the underscoring of the strategy for the repurchase of securities focused on the preservation of liquidity and value for stockholders.

9.	COMPENSATION OF MANAGEMENT MEMBERS

9.1	INFORMATION ABOUT COMPENSATION OF MANAGEMENT MEMBERS

The Company`s compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best national and international practices, as well as ensuring consistency with Itaú Unibanco’s risk management policy.

The Company discloses in its Reports, available on the Investor Relations website (www.itau-unibanco.com.br/ri), information about the compensation of management members, describing its compensation policy and practice, compensation plans, investments in shares, quotas and other securities, in addition to compensation mechanisms and other relevant information.

9.2	. STOCK OPTION PLAN

Itaú Unibanco was one of the first Brazilian companies to grant stock options to its management members (since 1995) so as to allow the alignment of the interests of its executives with those of Itaú Unibanco in so far as they share the same risks and gains provided by the appreciation of the Company’s shares.

The purpose of the Stock Option Plan is to make the executives parties to the medium and long-term development of the Company, thus allowing them to participate in the enhancement in value that their work and dedication has brought to the shares of the Company.

Since 2012, no option has been granted within the scope of the Stock Option Plan. For further information on Changes in the plan, see Note 22 to the financial statements under IFRS.

9.3.	STOCK GRANT PLAN

At the Extraordinary Stockholders’ General Meeting held on April 19, 2017, Itaú Unibanco approved the Stock Grant Plan for the purpose of consolidating the rules related to long-term incentive programs that involve the granting of shares to management members and employees of the Company and its direct and indirect subsidiaries in accordance with CVM Instruction No. 567/15.

By means of the Stock Grant Plan, Itaú Unibanco intends to keep the interests of the Company’s management members and employees and of its direct and indirect subsidiaries in line with the interests of stockholders and the Company itself. To this end, the Stock Grant Plan gives these stakeholders the opportunity of becoming stockholders of Itaú Unibanco, enabling them to share short, medium and long-term risks.

The Stock Grant Plan also allows for the attraction and retention of talented professionals since it also provides for performance-based stock granting programs. Accordingly, it is possible to encourage a sustainable running of the business, always in line with the interests of stockholders.

10.	TRANSACTIONS WITH RELATED PARTIES

The transactions between Itaú Unibanco and related parties are carried out according to the legal and ethical rules.

Itaú Unibanco assures the equality and transparency of the transactions through the medium of the Policy for Transactions with Related Parties wherein rules are established and procedures consolidated for these transactions.

According to the conditions and values involved and provided for in the aforementioned Policy, the transactions shall be submitted for approval of the Related Parties Committee, and reported to the Board of Directors on a quarterly basis.

11.	SUSTAINABILITY

For Itaú Unibanco, Sustainability means maintaining business on the short, medium and long run to deliver perennial value to stakeholders.

Itaú Unibanco’s Sustainability and Environmental and Social Responsibility Policy is aimed at formalizing guidelines and principles for the incorporation of practices related to sustainability, and environmental and social responsibility in the activities, operations, business and relations with stakeholders.

The resolutions on Itaú Unibanco’s activity in relation to the Sustainability agenda are carried out in the Company’s joint bodies (committees and commissions). Among these bodies, the highlights are: The Disclosure and Trading Committee, Retail Products Committee, Wholesale Products Committee and the Environmental and Social Risk Committee.

12.	APPROVAL

This Policy was approved by the Company’s Board of Directors at its meeting on February 28, 2019.